SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 18, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

AUDIT COMMITTEE CHARTER

I – PURPOSE

1. This Charter (“Charter”) provides for the duties and responsibilities, organization and operation of the Audit Committee (“Committee”).

2. The Committee’s duties and responsibilities shall be performed in compliance with its legally applicable and statutory requirements.

3. The Committee’s main purposes are to oversee the financial reporting process, ensure the quality, transparency and integrity of the financial statements. For this purpose, the Committee shall:

a. verify the existence of risk assessment criteria, mapping and controls for their management;

b. monitor the efficiency of the Company’s internal control system;

c. evaluate contracting guidelines for independent auditors as well as the other conditions of services provided, and recommend hiring to the Board of Directors (“Board”);

d. monitor the Company’s compliance process with laws and regulations that affect the reporting of the financial statements;

e. monitor compliance with the Company’s Code of Ethics and Conduct regarding matters related to accounting, internal auditing, internal controls and risk management activities; and

f. review and approve the Internal Audit’s work plan and supervise the implementation of their activities, and ensure compliance of the processes with legislation, policies and control standards.

II – BASIC PRINCIPLES

1. The Committee shall report to the Board but be independent in the execution of its duties, acting as an auxiliary consultative and advisory body, with no decision-making power or executive roles.

2. The Committee shall report its activities during the regular Board meetings, in line with the objectives of the Committee.

3. The decisions made by the Committee shall be taken by the majority of its members, with no prejudice to their capacity for individually requesting information and examining the Company’s books, documents and papers.

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4. The position of a Committee member is not transferrable and shall be exercised by observing the duties of loyalty and diligence, as well as avoiding any situations of conflict which may affect the Company’s interests.

5. The Committee shall maintain work relations with the Board of Executive Officers, the independent auditors and the internal auditors by ensuring that all members receive all information deemed necessary, which shall be provided in a full, reliable manner, in order to perform its duties.

6. Each member of the Committee shall possess abilities, knowledge and understanding of the Committees’ responsibilities and the Company’s businesses, operations and risks, in order to perform their duties effectively.

III – AUTHORITY

1. The Committee, within the scope of its responsibilities, is authorized to:

a. carry out the activities set forth in its Charter;

b. ensure the attendance of the Company’s executive management at Committee meetings, as required by the Coordinator;

c. have access to all executive officers as well as any material, information, employees and service providers, whenever necessary, in order to clarify situations within the scope of the Committee;

d. communicate directly with independent auditors and internal auditors, keep abreast of their respective projects;

e. examine reports prepared by the Internal Audit Department and the independent auditors before their submission to the Board, when dealing with matters that must be submitted to the Board;

f. follow up on the activities of the Accounting and Internal Audit departments, and propose measures deemed applicable to the Board of Executives Officers;

g. request the contracting of specialized services to support the Committee’s activities, whose compensation shall be borne by the Company in accordance with the annual budget; and

h. assure that third-party complaints related to accounting, internal audit, and internal control activities are forwarded to the Company’s specific department responsible following up their analysis and resolution.

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IV – ORGANIZATION

COMMITTEE’S COMPOSITION

1. The Committee shall be comprised of three (3) members of the Board who satisfy the requirements of the Securities and Exchange Commission (SEC) and those of the New York Stock Exchange (NYSE) that are applicable to foreign issuers.

2. All members of the Committee shall:

a. comply with the independence requirements provided for in the applicable legislation, without prejudice to some exceptions that might be admitted;

b. be financially literate and have sufficient technical knowledge of accounting; and

c. have the minimum time availability of thirty (30) hours monthly.

3. The independence requirements shall be verified and periodically reviewed by the Board whenever a Board member is appointed to comprise the Committee, and the use of any of the exceptions admitted by law, individually or jointly, shall be disclosed in the applicable reports.

4. At least one of member of the Committee, the financial expert, shall be proficient in the internationally accepted accounting principles and be experienced in analysis, preparation and evaluation of financial statements; have knowledge of internal controls, risk assessment and management and evaluate policies for the disclosure of information to the market.

5. The financial expert shall be appointed by the Board.

6. Should the Board choose not to appoint a financial expert, this decision shall be explained and disclosed in the applicable reports.

MANAGEMENT TERM AND VACANCY

7. The members of the Committee shall remain in the execution of their duties during the respective terms as long as they are Board members, or until otherwise determined by the Board, and reelection is allowed.

8. In the event of vacancy on the Committee for any reason, the Board shall appoint a replacement within thirty (30) days.

COORDINATOR

9. The financial expert, who is appointed by the Board, shall be the Committee’s Coordinator.

10.The Coordinator, either directly or by means of delegation, shall:

a. propose the agenda of meetings, ensure their alignment with the annual work plan, facilitate achievement of the Committee’s goals;

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b. call and coordinate the Committee meetings;

c. facilitate the submission of the Committee member requests to the Company’s management and the independent auditors;

d. comply with and enforce compliance with this Charter;

e. request from the Board of Executive Officers the hiring of specialized services, when approved by the Committee; and

f. submit to the Board the opinions and reports prepared within the scope of the Committee.

EXECUTIVE SECRETARY

11.The Committee shall be assisted by an Executive Secretary with knowledge of the duties and responsibilities of the Committee and all applicable legislation and regulation.

12. The Executive Secretary shall be chosen by the Committee; supported by the Board of Executive Officers.

13. The minimum time availability of the Executive Secretary shall be thirty (30) hours monthly.

14. The Executive Secretary, either directly or by means of delegation, shall:

a. prepare and submit the calls for the Committee meetings;

b. request from the Company’s management any information and/or clarification deemed necessary for the execution of the Committee’s duties;

c. call, on behalf of the Coordinator, the independent auditors, executive officers, employees and consultants of the Company and other possible attendees to the meetings;

d. invite, on behalf of the Coordinator, the Fiscal Council members to take part in meetings;

e. prepare and distribute the documents related to the agenda;

f. write the minutes of the Committee’s meetings, gather the signatures, and forward copies to the Board, the Fiscal Council and the CEO of the Company;

g. archive the minutes of the Committee’s meetings and other documents related to its duties for at least ten (10) years;

h. maintain an updated annual agenda of the Committee’s meetings;

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i. adopt the administrative measures needed for Committee meetings; and

j. prepare documents and presentations upon request by the Coordinator.

15. After setting the agenda, the information and documents required for examination, discussion and resolutions by the Committee shall be requested by the Executive Secretary from the respective Company departments and/or other possible attendees of the meetings.

16. The documents and information shall be forwarded to the Committee, as complete as possible, at least three (3) days prior to the Committee meeting dates, except for urgent cases.

17. In his/her absence, the Executive Secretary may be replaced by any other member of the Committee.

V – MEETINGS

INSTATEMENT

1. The Committee shall be instated and shall operate with the attendance of the majority of its members.

PLACE

2. The meetings of the Committee shall be carried out, preferably, at the Company’s headquarters.

3. On an exceptional basis, the members of the Committee may meet by teleconference or videoconference, or by any other means that enables visual and/or voice communication. The meetings of the Committee, when carried out without the actual presence of its members, shall be considered as held at the Company’s headquarters when at least one member is present.

4. When no member of the Committee is present at the Company’s headquarters, the meeting shall be formally considered to have been held in the place where the Coordinator is.

PERIODICITY

5. The Committee shall meet regularly at least twice a month and, on an extraordinary basis, whenever necessary.

CALL

6. The regular meetings shall conform to the annual planning agenda prepared by the Committee, and the extraordinary meetings shall be called at the Coordinator’s request, by any means of communication, with the recipient’s due acknowledgment.

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7. The meetings of the Committee shall be considered regular when all members attend, regardless of the call formalities.

FREQUENCY

8. The attendance of all members at the Committee meetings must be encouraged and made easier in order to assure regular attendance in compliance with best corporate governance practices.

AGENDA

9. The meeting agenda shall be proposed by the Coordinator, based on the annual work plan.

10. When determining the agenda, the Coordinator shall consider the inclusion of items or topics proposed by the other members of the Committee or by the Board, as long as they are within the Committee’s scope.

MINUTES OF THE MEETINGS

11. The minutes shall be drawn up for each meeting, with the date time place, name of the attending Committee members and invitees; and contain all matters presented, discussed and resolved and unresolved issues.

12. Specific excerpts corresponding to the topics presented shall be generated for the minutes, and be signed by the Company’s representatives presenting the topics.

VI – DUTIES AND RESPONSIBILITIES

Within the scope of its authority, the Committee shall have the following duties and responsibilities:

RISK MANAGEMENT AND INTERNAL CONTROLS

1. With reference to risk management, the Committee shall:

1.1 Analyze and express an opinion on:

a. the guidelines of risk management;

b. the risk management policy and the level of risk appetite;

c. the selection and reclassification of strategic risks; and

d. the pursuit of strategic risk mitigation plans.

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1.2 Be familiar with:

a. the annual work plan of the Risk Committee and the Risk support group;

b. the processes to be mapped;

c. the results of risk identification and measurement;

d. the definition of treatment of operational risks;

e. the monitoring of operating risk mitigation plans;

f. the by-annual report of risk management activities;

g. the proposal for hiring specialized consultancy on risk management; and

h. the risk management training program.

2. Understand the environment, processes and internal control systems implemented by the Board of Executive Officers to approve transactions; registration and processing mission critical systems to the Company’s business.

3. Monitor the controls implemented by the Board of Executive Officers to ensure that the financial statements come from the corresponding systems, comply with the legal, regulatory and statutory requirements and rules, and are adequately reviewed by the Board of Executive Officers.

4. Analyze the information provided by Board of Executive Officers concerning the efficiency of the internal controls, as well as consider if the recommendations made by the internal auditors and independent auditors are properly implemented by the Board of Executive Officers.

5. Monitor both, the controls implemented by the Board of Executive Officers to ensure the physical and logical security of the information systems by electronic means, as well as the contingency plans to process the information relevant to the Company’s business, in the event of system failure or for protection against fraud or inadequate use of Company equipment.

FINANCIAL STATEMENTS

6. Follow up on the reporting process of the financial statements, in compliance with the applicable laws and good corporate governance practices.

7. Review the periodical financial statements press releases before their disclosure to the market, when related to the financial statements.

8. Review relevant accounting issues, including recent legal and regulatory declarations, as well as understand their impacts on the financial statements.

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9. Recommend changes to improve the materiality, integrity, quality and timeliness of the financial statements.

10. Meet with the Board of Executive Officers and/or with persons designated by Board, as well as with the independent auditors, to review the financial statements, the main accounting judgments and policies and the independent auditors’ reports.

11. Ensure that significant adjustments, pending differences and disagreements with the Board of Executive Officers, with regard to accounting practices and policies, are discussed with the independent auditors.

12. Analyze the other sections of the annual management reports, including the 20-F Form, before they are issued.

13. Monitor the activities, resources and organizational structure of the Accounting department, to ensure its adequate operation and supervise the adequacy of the material resources made available to the department.

COMPLIANCE WITH THE LAWS AND REGULATIONS

14. Review the effectiveness of the supervisory system concerning the compliance with the laws and regulations, as well as the results of internal investigations about possible irregularities.

15. Obtain regular updates from the Board of Executive Officers and Company lawyers about issues that may significantly impact the financial statements or the compliance policies.

16. Make sure that significant regulatory issues related to the Company’s industry have been considered in the preparation of the financial statements and of the annual management reports, including the 20-F Form.

17. Review the results of any examinations made by the regulatory authorities, intended for the Company with respective to all compliance regulations, as well as the answers submitted by the Board of Executive Officers to the regulators.

INDEPENDENT AUDIT

18. Approve the bidding requirements for contracting independent auditors, mainly with reference to the professional qualifications, background and experience of the auditors and the partner responsible for the audit team, also requests of independence and possible conflicts of interest.

19. Assess and advise the Board on the performance of independent auditors on a continuous basis; and when applicable recommend their replacement.

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20. Express their opinion to the Board on the possible contracting of non-audit services rendered by the independent audit firm or by any company related thereto.

21. Assist the Board as to the autonomy of the independent auditors.

22. Examine the scope of the audit work plan proposed by the independent auditors and review it in the current year, in light of any ongoing circumstances within the Company, regulation requirements and changes, among other measures.

23. Discuss the work plan of independent auditors and understand risk assessment proposals.

24. Discuss with the independent auditors any problems found within the normal course of an audit that may restrict access to information or to the scope of the auditor’s work.

25. Assure that the relevant discoveries, the recommendations made by the independent auditors and the answers suggested by the Board of Executive Officers are received, discussed and adequately implemented.

26. Discuss with the independent auditors the adequacy of the accounting policies applied to the Company’s financial statements to determine if they are considered aggressive, balanced or conservative.

27. Meet separately with the independent auditors to discuss matters that the Committee or the independent auditors deem necessary.

28. Ensure that the independent auditors have access to the Committee, whenever requested.

29. Ensure that the Company has adequate policies in the event it decides to hire professionals who either currently work or previously worked for an independent audit firm for senior management positions at the Company.

INTERNAL AUDIT

30. Review the activities, resources and organizational structure of the Internal Audit function to ensure its adequate operation and supervise the adequacy of the material resources made available to it.

31. Ensure that the recommendations made by the independent auditors, and the answers suggested by the Board of Executive Officers, are received, discussed and adequately implemented.

32. Review and approve the work plan of the Internal Audit for the next fiscal year, based on the risk management processes and compliance with existing rules and controls, making sure it is done in coordination with the work of the independent auditors.

33. Discuss with the internal auditors the result of recent inspections made by the regulatory bodies.

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REPORT TO THE BOARD OF DIRECTORS

34. Keep the Board of Directors regularly informed about the activities of the Committee, particularly with regard to issues that may cause a significant impact on the Company’s financial condition or business.

35. Prepare any reports required by law and/or requested by the Board.

36. Express an opinion on all financial statements and on the annual reports, pursuant to applicable laws.

PERFORMANCE EVALUATION

37. Evaluate on a regular basis the Committee’s performance by informing the Board.

38. Assess compliance with the duties specified in the Charter and report the findings to the Board.

CHARTER

39. Ensure that the Charter is approved by the Board.

40. Review the Charter when necessary by submitting it to the approval of the Board.

VII – COMPENSATION AND BUDGET

1. The compensation of Committee members shall be different from that of the other members of the Board, due to the greater responsibility and dedication of time required.

2. The Committee shall have their own annual budget approved by the Board.

3. The Board of Executive Officers shall immediately make available the funds requested by the Committee for the performance of its duties, up to the limit of the budget approved.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 18, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.